SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of December 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                        RYANAIR LAUNCHES NEW ROUTE FROM

                    THE SOUTH COAST TO THE HEART OF SCOTLAND

                             FROM GBP9.99 one-way


Ryanair, Europe's only low fares airline, today (Wednesday, 11th December 2002) announced the launch of a new route from Bournemouth to Glasgow (Prestwick) in the heart of Scotland. To celebrate the launch, Ryanair unveiled a special low fare of GBP9.99 one-way inclusive of tax.

This new daily service, which will commence on the 6th February 2003, adds to the already successful routes from Bournemouth to Dublin and Frankfurt (Hahn) in Germany.

Commenting on today's announcement, Ryanair's Sales & Marketing Manager Europe, Sinead Finn said:


        "We are delighted to be announcing this new route from Bournemouth to Glasgow (Prestwick), linking the South Coast to the heart of Scotland, seven days per week!

        "Ryanair's existing routes from Bournemouth and our low fares have been a huge hit with the people of the South of England. This latest announcement will add further choice at really low fares for our customers in the South of England.

        "To celebrate this new route we are offering an unbeatable low fare from only GBP9.99 inclusive of tax.

        "The new route will commence on 6th February 2003, and at fares from only GBP9.99 demand will be huge. We would advise early booking, as seats at these prices will sell out quickly. Bookings can be made at Europe's largest travel web-site, www.ryanair.com".

Editors note:

Timetable:

Bournemouth to Glasgow (Prestwick )

Dep: 17.10 -     Arr:18.25 - daily.

Glasgow (Prestwick) to Bournemouth

Dep:18.50 -     Arr:20.10 - daily.

Route Commences: 6th February 2003.

Special Launch Fares: From GBP9.99 one-way inclusive of tax.

See Ryanair.com for further details

Ends.  Wednesday, 11th December 2002

For further information please contact Pauline McAlester


                                        Murray Consultants

                                        Tel: +353 1 4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 December 2002

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director